Exhibit 12.1

SEACOR HOLDINGS INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Six Months Ended June 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
Earnings
Pretax income	$140,531	$325,841	$351,251	$345,707	$194,398	$24,286
Add:
Fixed charges	31,157	64,785	65,834	63,528	51,145	24,869
Amortization of capitalized interest	698	989	533	423	406	402
Distributed income of equity investees	9,876	10,634	20,702	24,517	8,692	1,545
Less:
Interest capitalized	(1,485)	(7,648)	(11,466)	(5,521)	(1,078)	(645)
Income attributable to noncontrolling interests in pre-tax income of subsidiaries with no fixed charges	(250)	(236)	(1,029)	(128)	(309)	(363)
Equity losses of equity investees with guaranteed debt	—	—	(402)	—	—	(3)

	$180,527	$394,365	$425,423	$428,526	$253,254	$50,091

Fixed Charges
Interest expense	$28,412	$51,901	$49,557	$53,915	$48,152	$22,485
Capitalized interest	1,485	7,648	11,466	5,521	1,078	645
Interest within rental expense	1,260	5,236	4,811	4,092	1,915	1,739

	$31,157	$64,785	$65,834	$63,528	$51,145	$24,869

Ratio of Earnings to Fixed Charges	5.8x	6.1x	6.5x	6.7x	5.0x	2.0x